Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

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PERSHING SQUARE SUBMITS REQUESTS FROM SHAREHOLDERS OWNING 31% OF ALLERGAN’S SHARES TO CALL SPECIAL MEETING
Files Litigation in Delaware Seeking Declaratory Relief to Require Allergan to Schedule the Meeting
VALEANT AND ALLERGAN: CREATING VALUE TOGETHER
On April 22, 2014, Valeant Pharmaceuticals International and Pershing Square Capital Management announced their joint bid for Allergan. As Allergan’s largest shareholder, Pershing Square is working to maximize value for all Allergan shareholders. To date, Allergan has been unwilling to engage in discussions with Valeant or Pershing Square, which have twice increased their bid. The combination of Valeant and Allergan is not only financially compelling, it also creates a company better positioned to develop and advance new drugs around the world. Because Allergan’s Board of Directors has consistently refused to negotiate, on June 18, 2014, Valeant commenced an exchange offer for the common stock of Allergan and is taking its May 30th proposal directly to Allergan stockholders.
Calling for a Special Meeting of Allergan Shareholders July 2014
Pershing Square Capital Management L.P.
VIEW WEBCAST & PRESENTATION
MEET THE NOMINEES
Betsy Atkins Cathleen P. Black Fredric N. Eshelman Steven J. Shulman David A. Wilson John J. Zillmer
Learn more about Pershing Square’s nominees to the Board of Directors.
CLICK FOR BIOS
HOW TO CALL A SPECIAL MEETING
SHAREHOLDERS
FORMS TO COMPLETE TO BECOME A PROPOSING PERSON AND CALL A SPECIAL MEETING OF SHAREHOLDERS
Solicitation Statement
Request Form to Call a Special Meeting
Exhibit B-1 - DTC Instruction Letter
Exhibit B-2 - CEDE & Co. Meeting Request
Exhibit C - Verification Letter
Exhibit D - WHITE Proxy Card
DTC PARTICIPANTS
QUESTIONS
Why is Pershing Square asking shareholders to call a special meeting?
What are you asking me to do?
What steps must each Allergan shareholder take?
What steps must each DTC Participant take?
What is the record date for the calling of a special meeting?
How many shares do you need you call a special meeting?
VIEW ALL FORMS SEE ALL FAQS
TIMELINE
Since Valeant Pharmaceuticals International and Pershing Square Capital Management announced their joint bid for Allergan April 22, Allergan’s Board of Directors has declined to engage with either Valeant or PSCM, its largest shareholder. This timeline traces the progression of the bid since its announcement and the steps Valeant and Pershing Square have taken to encourage productive discussions with the Allergan Board.
04-22-14
VALEANT AND PERSHING SQUARE ANNOUNCE BID TO ACQUIRE ALLERGAN
Valeant and Pershing Square announce bid to acquire Allergan ($48.30 + 0.83 share of VRX) Pershing Square’s Presentation. Allergan adopts a poison pill Read More.
05-13-14
ALLERGAN REJECTS VALEANT’S BID
Allergan rejects Valeant’s bid; Pershing Square seeks list of Allergan stockholders and the next day files preliminary proxy to launch process to hold informal shareholder referendum on the bid.
05-19-14
PERSHING SQUARE URGES ALLERGAN INDEPENDENT DIRECTORS TO HIRE INDEPENDENT COUNSEL
Pershing Square urges Allergan independent directors to hire independent counsel, arguing Allergan’s CEO is conflicted because he will lose his leadership role at the company and likely his job as a result of the transaction Read More
©2014 Pershing Square Capital Management

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Timeline
VALEANT AND PERSHING SQUARE ANNOUNCE BID TO ACQUIRE ALLERGAN
Valeant and Pershing Square announce bid to acquire Allergan ($48.30 + 0.83 share of VRX) Pershing Square’s Presentation. Allergan adopts a poison pill and, based on media reports, subsequently seeks competing offers from Johnson & Johnson and Sanofi.
April 22, 2014
May 13, 2014
ALLERGAN REJECTS VALEANT’S BID
Allergan rejects Valeant’s bid; Pershing Square seeks list of Allergan stockholders and the next day files preliminary proxy to launch process to hold informal shareholder referendum on the bid
PERSHING SQUARE URGES ALLERGAN INDEPENDENT DIRECTORS TO HIRE INDEPENDENT COUNSEL
Pershing Square urges Allergan independent directors to hire independent counsel, arguing Allergan’s CEO is conflicted because he will lose his leadership role at the company and likely his job as a result of the transaction and cannot independently represent the company in the merger.
Read WAA’s publicly released letter
May 19, 2014

May 28, 2014
VALEANT INCREASES ITS OFFER TO ACQUIRE ALLERGAN
Valeant increases its offer to acquire Allergan ($58.30/share +0.83 share of VRX) to $166.16/share and adds Contingent Value Right for DARPin of up to $25.00/share in value.
VALEANT INCREASES ITS OFFER TO ACQUIRE ALLERGAN TO $180.90 / SHARE
Valeant increases its offer to acquire Allergan by increasing the cash component to $72 per share. New offer prompted by PSCM based on shareholder feedback, which agrees to take all VRX stock (and no cash) for its AGN shares at a fixed exchange ratio.
June 2, 2014
PERSHING SQUARE SEEKS TO HOLD A SPECIAL SHAREHOLDER MEETING
Pershing Square, having dropped its request for an informal shareholder referendum, seeks to hold a special shareholder meeting to oust six of the nine Allergan directors.
Click to View Filing

PSCM SEEKS CLARIFICATION FROM ALLERGAN
PSCM seeks clarification from Allergan on what actions would trigger poison pill.
June 6, 2014
June 10, 2014
ALLERGAN REJECTS VALEANT’S INCREASED BID
Allergan rejects Valeant’s increase bid
June 11, 2014
ALLERGAN RESPONDS TO PSCM LETTER
Allergan responds to PSCM letter but does not provide complete answers.
June 12, 2014
PERSHING SQUARE SEEKS CLARIFICATION ON ALLERGAN POISON PILL IN COURT.
PSCM sues Allergan in Delaware Court of Chancery, seeking clarification on whether efforts to hold special shareholders meeting will trigger Allergan’s poison pill.
View Complaint
Pershing Square asks the court expedite the hearing on the matter.
VALEANT HOSTS WEBINAR
Valeant hosts webinar to respond to misleading facts made by Allergan.
June 17, 2014

June 18, 2014
VALEANT LAUNCHES EXCHANGE OFFER
Valeant launches exchange offer for Allergan.
DELAWARE COURT OF CHANCERY RULES IN FAVOR OF EXPEDITING PERSHING SQUARE’S REQUEST
Delaware Court of Chancery rules in favor of expediting Pershing Square’s request to seek clarity on trigger for poison pill. Hearing set for July 7.
June 19, 2014
June 23, 2014
ALLERGAN BOARD DECLARES VALEANT’S UNSOLICITED EXCHANGE OFFER INADEQUATE
Allergan board declares Valeant’s unsolicited exchange offer inadequate. Valeant posts fact-based answers to refute Allergan’s misleading statements.
PERSHING SQUARE ENTERS INTO A SETTLEMENT WITH ALLERGAN
Pershing Square enters into a settlement with Allergan resolving the poison pill litigation before the Delaware Court of Chancery. The settlement provides the clarification sought by Pershing Square that its actions in connection with the solicitation and receipt of revocable proxies to call a special meeting of shareholders of Allergan will not trigger Allergan’s recently adopted poison pill. The settlement paves the way for Pershing Square to soon begin actively soliciting proxies to call the special meeting. Link to Press Release
June 27, 2014
July 7, 2014
PERSHING SQUARE ANNOUNCES DIRECTOR SLATE FOR ALLERGAN BOARD
Pershing Square announces a slate of six independent directors for the board of Allergan. The six members of the slate are: Betsy Atkins, Cathleen P. Black, Fredric N. Eshelman, Steven J. Shulman, David A. Wilson and John J. Zillmer. Read Announcement

PERSHING SQUARE FILES DEFINITIVE SOLICITATION STATEMENT
Pershing Square files definitive solicitation statement with the Securities and Exchange Commission, permitting it to actively solicit support for the calling of a special meeting.
July 11, 2014
August 1, 2014
ALLERGAN SUES VALEANT AND PERSHING SQUARE
Allergan files a federal lawsuit against Valeant and Pershing Square in California (click to view lawsuit and related letter). Pershing Square and Valeant dismiss the suit as baseless and yet another attempt to interfere with Pershing Square’s efforts to call a special shareholders meeting (click to view response from Pershing Square and Valeant).
PERSHING SQUARE SUBMITS SHAREHOLDER REQUESTS TO CALL A SPECIAL MEETING
Pershing Square submits to Allergan requests from shareholders owning 31% of Allergan’s shares to call a special meeting (click to view the press release). The firm also filed a motion with the Delaware Court of Chancery seeking declaratory relief to require Allergan to call the special meeting (click here to view complaint).
August 22, 2014
© 2014 Pershing Square Capital Management

ADVANCING ALLERGAN PERSHING SQUARE HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS Litigation Securities Litigation (CA) Poison Pill Litigation (DE) Bylaws Litigation (DE) © 2014 Pershing Square Capital Management

ADVANCING ALLERGAN HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS LITIGATION NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS Securities Litigation (CA) 2014-08-01 [Dkt- No. 001] Complaint for Violations of Securities Laws 2014-08-01 [Dkt. No. 002] Civil Cover Sheet 2014-08-01 [Dkt. No. 003] Certification and Notice of Interested Parties L.R. 7.1-1 2014-08-01 [Dkt. No. 004] Plaintiff Allergan, Inc.’s Disclosure Statement FRCP 7.1 2014-08-01 [Dkt. No. 005] Notice of Assignment of Judge Carter 2014-08-04 [Dkt. No. 006] Notice to Filer of Deficiencies in Attorney Case Opening 2014-08-04 [Dkt. No. 007] Notice to Parties of Court-Directed ADR Program 2014-08-04 [Dkt. No. 008] Notice of Pro Hac Vice Application and Filing Fee Due 2014-08-04 [Dkt. No. 009] Notice of Pro Hac Vice Application and Filing Fee Due 2014 08-04 [Dkt. No. 010] Summons in a Civil Action for All Defendants 2014-08-04 [Dkt. No. 011-01] Memorandum of Points and Authorities In Support of Plaintiffs’ Ex Parte Application for Expedited Proceedings 2014-08-04 [Dkt. No. 011-12] Proposed Order Granting Plaintiffs’ Ex Parte Application for Expedited Proceedings 2014-08-04 [Dkt. No. 011] Plaintiffs’ Ex Parte Application for Expedited Proceedings - Statement of Notice 2014-08-04 [Dkt. No. 012] Proof of Service of Plaintiffs’ Ex Parte Application for Expedited Proceedings 2014-08-05 [Dkt. No. 013] Summons in a Civil Action with Court’s Signature 2014-08-06 [Dkt. No. 014] Notice of Apearance for Michael Shipley 2014 08 06 [Dkt. No. 015] Defendants’ Joint Opposition to Plaintiffs’ Ex Parte Application for Expedited Proceedings 2014-08-06 [Dkt. No. 016] Notice of Appearance for Robert Sacks 2014-08-06 [Dkt. No. 017] Notice of Appearance for Edward Johnson 2014-08-06 [Dkt. No. 018] Notice of Appearance for Mark Holscher 2014-08-06 [Dkt. No. 019-01] Proposed Order on Pro Hac Vice Application for Jay Lefkowitz 2014-08-06 [Dkt. No. 019] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice for Jay Lefkowitz 2014-08-06 [Dkt. No. 020] Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hac Vice for John Del Monaco

2014-08-06 [Dkt No. 021-01] Proposed Order on Application of Non-Resident Attorney to Appear in a Specific Case 2014-08-06 [Dkt. No. 021) Application of Non-Resident Attorney to Appear in a Specific Case - Pro Hace Vice for Danielle Sassoon 2014-08-07 [Dkt. No. 022-01] Proposed Order on Application for Pro Hac Vice for William Savin 2014-08-07 [Dkt. No. 022] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for William Savitt 2014-08-07 [Dkt. No. 023-01] Proof of Service for the Notice of Appearance for Colleen Smith 2014-08-07 [Dkt. No. 023] Notice of Appearance for Colleen Smith 2014-08-07 [Dkt. No. 024j Order Denying Ex Parte Application 2014-08-07 [Dkt. No. 025] Order Granting Pro Hac Vice for Jay Lefkowitz 2014-08-07 [Dkt No. 026] Order Granting Pro Hac Vice for John Del Monaco 2014-08-07 [Dkt. No. 027] Order Granting Pro Hac Vice for Danielle Sassoon 2014-08-08 [Dkt No. 028] Order Granting Pro Hac Vice for William Savitt 2014-08-11 [Dkt. No. 029-01] Proposed Order on Application for Pro Hac Vice for Bradley Wilson 2014-08-11 [Dkt. No. 029] Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Bradley Wilson 2014-08-12 [Dkt. No. 030] Notice of Appearance for Austin Norris 2014-08-12 [Dkt. No. 031] Notice of Appearance for Kristin Rose 2014-08-12 [Dkt. No. 032] Order on Pro Hac Vice Application for BradLey Wilson 2014-08-14 [Dkt. No. 033-01] Proposed Order for Pro Hac Vice for Brian Frawley 2014-08-14 [Dkt No. 033j Application of Non-Resident Attorney to Appear in a Specific Case Pro Hac Vice for Brian Frawley 2014-08-14 [Dkt No. 034] Defendants’ Joint Opposition to Plaintiffs’ Motion to Expedite 2014-08-15 [Dkt No. 035] Order Granting Pro Hac Vice Application for Brian Frawley 2014-08-15 [Dkt No. 036] Order on Application for Pro Hac Vice for Brian Frawley 2014-08-18 [Dkt. No. 037-11] Revised Proposed Order Granting Plaintiffs’ Request for Expedited Proceedings 2014-08-18 [Dkt. No. 037] Reply In Support Of Plaintiffs’ Request for Expedited Proceedings 2014-08-19 [Dkt No. 038-03] Defendants’ Joint Sur-Reply in Opposition to Plaintiffs’ Motiion to Expedite 2014-08-19 [Dkt No. 038-04] Proposed Order Granting Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply 2014-08-19 [Dkt. No. 038] Defendants-Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Plaintiffs’ Motion to Expedite 2014-08-19 [Dkt. No. 039j Answers and Affirmative Defenses of Defendants’ Pershing Square, PS Management, PS Fund 1 LLC and William Ackman 2014-08-19 [Dkt No. 040] Valeant and AGMS’s Answer to Complaint and Affirmative Defenses 2014-08-19 [Dkt No. 041] Valeant’s and AGMS’s Certification and Notice of Interested Parties 2014-08-19 [Dkt No. 042] Counterclaims of Valeant and Pershing Square 2014-08-19 [Dkt No. 043) Plaintiffs’ Opposition to Defendants’ Ex Parte Application for Leave to File Joint Sur-Reply in Opposition to Motion to Expedite 2014-08-19 [Dkt. No. 044] Defendants Pershing and Ackman’s Certification and Notice of Interested Parties 2014-08-20 [Dkt. No. 045] Minutes re Ex Parte Application Conference 2014-08-21 [Dkt. No. 046] Transcript Order Submitted by Plaintiffs 2014-08-21 [Dkt No. 047] Order Granting Ex Parte Application for Leave to File Joint Sur Reply in Opposition to Plaintiffs’ Motion to Expedite 2014-08-21 [Dkt. No. 048] Order Denying Motion for Expedited Proceedings © 2014 Pershing Square Capital Management

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## Poison Pill Litigation (DE)

2014-06-12 (D.I. 1) Verified Complaint for Declaratory Relief and Injunctive Relief

2014-06-12 (D.I. 1) Exhibits A-F to Verified Complaint for Declaratory Relief and Injunctive Relief

2014-06-12 (D.I. 1) [Proposed] Order Granting Expedited Proceedings

2014-06-12 (D.I. 1) Certificate of Compliance With Typeface Requirement

2014-06-12 (D.I. 1) Letter to The Honorable Andre G. Bouchard from Martin S. Lessner

2014-06-12 (D.I. 1) Supplemental Information Sheet and Statement of Good Cause

2014-06-12 (D.I. 2) Motion to Expedite

2014-06-12 (D.I. 3) Brief in Support of Plaintiff's Motion to Expedite

2014-06-12 (D.I. 3) Compendium of Key Decisions in Brief in Support of Plaintiff's Motion for Expedited Proceedings

2014-06-13 (D.I. 4) Letter to Register in Chancery from Benjamin Z. Grossberg

2014-06-13 (D.I. 5) Issued (1) Summons 6.13.14 to Special Process Server

2014-06-13 (D.I. 6) Summons to Allergan, Inc

2014-06-16 (D.I. 7) Letter to Counsel Scheduling Hearing

2014-06-17 (D.I. 8) Entry of Appearance of Raymond J. DiCamillo, Susan M. Hannigan and Rachel E. Horn

2014-06-18 (D.I. 9) Motion, Certification, and [Proposed] Order for Admission Pro Hac Vice of Jay P. Lefkowitz

2014-06-18 (D.I. 10) Motion, Certification, and [Proposed] Order for Admission Pro Hac Vice of John P. Del Monaco

2014-06-18 (D.I. 11) Motion, Certification, and [Proposed] Order for Admission Pro Hac Vice of Danielle R. Sassoon

2014-06-18 (D.I. 12) Entry of Appearance of Lisa A. Schmidt

2014-06-18 (D.I. 13) Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 13) Exhibit A to Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 13) Exhibit B to Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 13) Exhibit C to Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-14 (D.I. 13) Exhibit D to Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 13) Exhibit E to Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 13) Certificate of Service of Defendant Allergan, Inc.'s Opposition to Plaintiff's Motion for Expedited Proceedings

2014-06-18 (D.I. 14) Granted (Lefkowitz, Jay P. [Proposed] Order to Motion for Admission Pro Hac Vice)

2014-06-18 (D.I. 15) Granted (Del Monaco, John P. [Proposed] Order to Motion for Admission Pro Hac Vice)

2014-06-18 (D.I. 16) Granted (Sassoon, Danielle R. [Proposed] Order to Motion for Admission Pro Hac Vice)

2014-06-18 (D.I. 17) Motion for Admission Pro Hac Vice of Bradley R. Wilson

2014-06-18 (D.I. 18) Certificate of Service

2014-06-18 (D.I. 18) Certification of Bradley R. Wilson

2014-06-18 (D.I. 18) [Proposed] Order Granting the Admission Pro Hac Vice of Bradley R. Wilson

2014-06-18 (D.I. 19) Letter to The Honorable Andre G. Bouchard from Rachel E. Horn Enclosing Courtesy Copies

2014-06-19 (D.I. 20) Motion for Admission Pro Hac Vice of William Savitt

2014-06-19 (D.I.21) Motion for Admission Pro Hac Vice of Blair Connelly
2014-06-19 (D.I.21) Certification of William Savitt
2014-06-19 (D.I.21) [Proposed] Order Granting the Admission Pro Hac Vice of William Savitt
2014-06-19 (D.I.21) Certification of Blair Connelly
2014-06-19 (D.I.21) [Proposed] Order Granting the Admission Pro Hac Vice of Blair Connelly
2014-06-19 (D.I.22) Granted (Wilson, Bradley R. [Proposed] Order to Motion for the Admission Pro Hac Vice)
2014-06-19 (D.I.23) Granted (Savitt, William [Proposed] Order for Motion for Admission Pro Hac Vice)
2014-06-19 (D.I.24) Granted (Connelly, Blair [Proposed] Order for Motion for Admission Pro Hac Vice)
2014-06-19 (D.I.25) Judicial Action Form. Motion for Expedited Process Argued Before Chancellor Bouchard, Motion Granted
2014-06-25 (D.I.26) Stipulation and [Proposed] Order Governing Briefing on the Parties’ Motions for Summary Judgment
2014-06-25 (D.I.27) Granted (Stipulation and [Proposed] Order Governing Briefing on the Parties’ Motions for Summary Judgment)
2014-06-27 (D.I.28) Stipulation and [Proposed] Order Regarding Application of Allergan Rights Plan and Dismissal Without Prejudice
2014-06-27 (D.I.29) Letter to Chancellor Bouchard from Martin S. Lessner
2014-06-27 (D.I.29) Exhibit A to Letter to Chancellor Bouchard from Martin S. Lessner
2014-06-28 (D.I.30) Granted (Stipulation and [Proposed] Order Regarding Application of Allergan Rights Plan and Dismissal Without Prejudice)
2014-07-10 (D.I.31) Transcript of 6.19.14 Oral Argument on Motion for Expedited Proceedings and Rulings of the Court
2014-08-01 (D.I.32) Letter to Chancellor Bouchard from Raymond Dicamillo
2014-08-01 (D.I.32) Exhibit A to Letter to Chancellor Bouchard from Raymond Dicamillo
2014-08-06 (D.I.33) Letter to Chancellor Bouchard from Lisa A. Schmidt
2014-08-06 (D.I.33) Exhibits 1-4 to Letter to Chancellor Bouchard from Lisa A. Schmidt
2014-08-06 (D.I.33) Exhibits 5-6 to Letter to Chancellor Bouchard from Lisa A. Schmidt
2014-08-19 (D.I.34) Letter to Chancellor Bouchard from Raymond J. Dicamillo
2014-08-19 (D.I.34) Exhibits A and B to Letter to Chancellor Bouchard from Raymond J. Dicamillo
2014-08-10 (D.I.34) Exhibits C and D to Letter to Chancellor Bouchard from Raymond J. Dicamillo
2014-08-22 (D.I.35) Letter to Chancellor Bouchard from Raymond J. Dicamillo
2014-08-22 (D.I.35) Exhibit A to Letter to Chancellor Bouchard from Raymond J. Dicamillo
PS Fund 1 LLC VS Allergan Inc. C.A. No. 9760 DOCKET
© 2014 Pershing Square Capital Management

ADVANCING ALLERGAN HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS LITIGATION NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS Bylaws Litigation (DE) 2014-08-22 (D.I. 01) Plaintiffs’ Verified Complaint for Declaratory and Injunctive Relief 2014-08-22 (D.I. 02) Motion for Expedited Proceedings 2014-08-22 (D.I. 03) Brief in Support of Plaintiffs’ Motion for Expedited Proceedings 2014-08-22 (D.I. 04) Compendium of Key Cases Cited in Brief in Support of Plaintiffs’ Motion for Expedited Proceedings 2014-08-22 (D.I. 05.01) letter to The Honorable Andre Bouchard from David C.McBride 2014-08-22 (D.I. 05.02) Supplemental Information Sheet 2014-08-22 (D.I. 05.03) Verification to Complaint - PS Fund 1, LLC 2014-08-22 (D.I. 05.04) Verification to Complaint - Pershing Square Capital Management LP 2014-08-22 (D.I. 05.05) Verification to Complaint - Valeant Pharmaceuticals International, Inc. 2014-08-22 (D.I. 05.06) Verification to Complaint - Valeant Pharmaceuticals International 2014-08-22 (D.I. 05.07) Exhibit A to the Complaint 2014-08-22 (D.I. 05.08) Exhibit B to the Complaint 2014-08-22 (D.I. 05.09) Exhibit C to the Complaint 2014-08-22 (D.I. 05.10) Exhibit D to the Complaint 2014-08-22 (D.I. 05.11) Exhibit E to the Complaint 2014-08-22 (D.I. 05.12) Exhibit Ftothe Complaint 2014-08-22 (D.I. 05.13) Exhibit G to the Complaint 2014-08-22 (D.I. 05.14) Exhibit H to the Complaint 2014-08-22 (D.I. 05.15) Exhibit I to the Complaint 2014-08-22 (D.I. 05.16) Exhibit J to the Complaint 2014-08-22 (D.I. 05.17) (Proposed) Order Granting Expedited Proceedings © 2014 Pershing Square Capital Management PERSHING SQUARE

ADVANCING ALLERGAN PERSHING SQUARE HOME WEBCAST NOMINEES SHAREHOLDER MATERIALS LITIGATION NEWS RELEASES PROPOSED BY-LAWS MEDIA CONTACTS August 22, 2014 Pershing Square Submits Requests From Shareholders Owning 31% Of Allergan’s Shares To Call Special Meeting July 11, 2014 Pershing Square Files Definitive Solicitation Statement July 7, 2014 Pershing Square Announces Director Slate For Allergan Board June 27, 2014 Pershing Square Enters Into A Settlement With Allergan June 19, 2014 Delaware Court Of Chancery Rules In Favor Of Expediting Pershing Square’s Request June 12, 2014 Pershing Square Seeks Clarification On Allergan Poison Pill In Court. June 11, 2014 Allergan Responds To PSCM Letter June 6, 2014 PSCM Seeks Clarification From Allergan June 2, 2014 Pershing Square Seeks To Hold A Special Shareholder Meeting May 19,2014 Pershing Square Urges Allergan To Hire Independent Counsel April 22, 2014 Valeant And Pershing Square Announce Partnership To Acquire Allergan © 2014 Pershing Square Capital Management

Disclaimer LEGAL NOTICE, DISCLAIMER AND FORWARD-LOOKING INFORMATION This website is provided by Pershing Square Capital Management, L.P. and certain of its affiliates (collectively “Pershing Square”, “we” or “our”) and contains information made previously publicly available by or on behalf of Pershing Square and Valeant Pharmaceuticals International, Inc. (“Valeant”) in connection with Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (“Allergan”) in furtherance of a proposal which Valeant has made for a business combination transaction with Allergan and, in connection therewith, an exchange offer which Valeant has made to Allergan stockholders. The information contained in this website is provided on an “as is” basis, which is given as of the specific dates of the particular content or in respect of the specific periods referenced. 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All information contained in this website that is not clearly historical in nature or that necessarily depends on future or subsequent events is forward-looking information prepared as of the specific dates and for the specific periods referenced in the applicable document contained or referred to in this website, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking information as of such date(s). Such forward-looking information was based on the expectations of Pershing Square and Valeant and information available at the time of initial publication or dissemination of such information. They were not, and are not, guarantees of future performance, events or results, involve various risks and uncertainties that are difficult to predict and are based upon assumptions as to future events, performance or results that were believed to be reasonable at the time such information was initially made available but may not prove to be accurate and, in most cases, have been superseded, modified or replaced by subsequent information, events or developments. While Pershing Square may elect to update forward-looking information contained in this website at some point in the future, we do not assume any obligation to update any such forward-looking information, except as required by and in accordance with applicable laws.Disclaimer LEGAL NOTICE, DISCLAIMER AND FORWARD-LOOKING INFORMATION This website is provided by Pershing Square Capital Management, L.P. and certain of its affiliates (collectively “Pershing Square”, “we” or “our”) and contains information made previously publicly available by or on behalf of Pershing Square and Valeant Pharmaceuticals International, Inc. (“Valeant”) in connection with Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (“Allergan”) in furtherance of a proposal which Valeant has made for a business combination transaction with Allergan and, in connection therewith, an exchange offer which Valeant has made to Allergan stockholders. The information contained in this website is provided on an “as is” basis, which is given as of the specific dates of the particular content or in respect of the specific periods referenced. No representation or warranty, express or implied, is made as to the accuracy (currently or historically) or completeness of any information contained in this website, whether derived or obtained from filings made with regulatory authorities, from any third party or otherwise. The information contained in this website should not be relied upon as an accurate or complete source of current information or events. As a visitor to this website, you acknowledge and agree that any reliance on or use of this website shall be solely at your own risk, and we are not responsible in any manner for any harm, loss or damage whatsoever arising from your use of this website or the information contained herein. Copies of the various filings with the Securities and Exchange Commission (“SEC”), letters to shareholders, shareholder materials, presentations, press releases and other statements issued by or on behalf of Pershing Square or its principals or Valeant contained in this website have previously been made publicly available in accordance with applicable U.S. corporate and securities laws, and are accessible on the Electronic Data Gathering, Analysis and Retrieval system on the SEC’S website at www.sec.gov. In addition, some of the content on this website contains references or links to information published or otherwise made publicly available by third parties. Pershing Square has not sought or obtained and Valeant did not seek or obtain consent from any third party to use any statement or information contained in the content available on this website obtained or derived from statements made or published by third parties, and nor has Pershing Square or Valeant independently verified the accuracy (currently or historically) of such information. Pershing Square does not and Valeant when it published the content did not assume liability or responsibility for the content, accuracy (currently or historically) or appropriateness of the third party information. The information contained in this website is made available by Pershing Square and not by or on behalf of Allergan or its affiliates or subsidiaries or any other person. While certain funds managed by Pershing Square and its affiliates have invested in common shares of Allergan, Pershing Square is not an affiliate of Allergan and neither Pershing Square nor its principals or representatives are authorized to disseminate any information for or on behalf of Allergan, and nor do we purport to do so. It is also possible that there will be developments in the future that cause Valeant or Pershing Square to change their positions regarding Allergan. Pershing Square hereby disclaims any duty to provide any updates or changes to the information contained in this website, except as required by and in accordance with applicable laws. Forward-looking Statements This website contains forward-looking information that was prepared as of the specific dates and/or for the specific periods referenced in the materials contained or referred to in this website. All information contained in this website that is not clearly historical in nature or that necessarily depends on future or subsequent events is forward-looking information prepared as of the specific dates and for the specific periods referenced in the applicable document contained or referred to in this website, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking information as of such date(s). Such forward-looking information was based on the expectations of Pershing Square and Valeant and information available at the time of initial publication or dissemination of such information. They were not, and are not, guarantees of future performance, events or results, involve various risks and uncertainties that are difficult to predict and are based upon assumptions as to future events, performance or results that were believed to be reasonable at the time such information was initially made available but may not prove to be accurate and, in most cases, have been superseded, modified or replaced by subsequent information, events or developments. While Pershing Square may elect to update forward-looking information contained in this website at some point in the future, we do not assume any obligation to update any such forward-looking information, except as required by and in accordance with applicable laws.

ADDITIONAL INFORMATION This website does not constitute an offer to buy or solicitation of an offer to sell any securities. This website relates to Pershing Square’s solicitation of written requests to call a special meeting of shareholders of Allergan in connection with the proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal, Pershing Square has filed a definitive solicitation statement with the SEC on July 11, 2014 (the “solicitation statement”), Valeant has filed a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) with the SEC on June 18, 2014 (together with the Form S-4, as amended and supplemented the “Schedule TO”), and a preliminary proxy statement on June 24, 2014 with respect to a meeting of Valeant shareholders. Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other solicitation statements, proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This website is not a substitute for the solicitation statement, the Schedule TO or any other solicitation statement, proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE SOLICITATION, THE SCHEDULE TO AND ANY OTHER SOLICITATION STATEMENT, PROXY STATEMENT, REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any other definitive solicitation statement or proxy statement or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the solicitation statement and the Schedule TO, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the solicitation statement. Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. The additional definitive proxy soliciting material referred to in this paragraph and the solicitation statement can be obtained free of charge from the sources indicated. This website may employ cookies. The publicly accessible areas of this website do not automatically gather any personal information, and such information will not be collected unless information such as your name, phone number or e-mail address is provided voluntarily. However, we reserve the right to gather non-personal information and perform statistical analysis of user behavior and patterns of this website. © 2014 Pershing Square Capital Management